PRICER

# PRESS RELEASE

from Pricer AB (publ) 17 July, 2006

SUPPL

## Subscription period relating to the acquisition of Eldat extended

Currently shareholders representing 99.5% of the shares in Eldat have accepted the agreement with Pricer AB. For one single shareholder owning the balance of 0.5% only legal formalities are still outstanding. In order to have complete control of the full 100% of the shares in Eldat already from the date of acquisition the Board of Directors of Pricer has decided to extend the subscription period until August 31st. However, it is the intention that the completion of the transaction shall occur within a few weeks.

**For further information, please contact:**
Jan Forssjö, President and CEO, Pricer AB: +46 8 505 582 00

PROCESSED
JUL 2 5 2006
THOMSON
FINANCIAL

*__Pricer__, founded in 1991 in Sweden, is a leading supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems that significantly improve customer profitability and productivity.*

*With the widest product range on the market, Pricer's ESL systems are installed in more than 1 400 stores on three continents. Customers include the second largest retail chain in the world and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.*

*Pricer AB (publ) is quoted on the O list of the Stockholm Stock Exchange. For further information, please visit Pricer´s website. A subscription service for online news releases via e-mail is available on the website.*

***Pricer AB (publ)***
***Bergkällavägen 20-22***
***SE-192 79 Sollentuna***
***Sweden***

***Website: www.pricer.com***
***Telephone: +46 8 505 582 00***
***Corporate Identity number: 556427-7993***